Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ASTRANA HEALTH, INC.

Astrana Health, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: Article X, Section (a) of the Restated Certificate of Incorporation of the Corporation (the “Certificate”) is hereby amended and restated in its entirety as follows:

ARTICLE X

INDEMNIFICATION OF OFFICERS AND DIRECTORS

(a) Liability to the Corporation or its Stockholders. To the fullest extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided that this provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the Delaware General Corporation Law, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the Corporation. Neither any amendment to, modification of, nor repeal of this Article, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article, shall (i) eliminate, or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, modification, repeal or adoption of an inconsistent provision or (ii) eliminate, reduce or otherwise adversely affect any right or protection of a current or former director or officer of the Corporation existing at the time of such amendment, modification, repeal or adoption. If the Delaware General Corporation law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or an officer to the Corporation or its stockholders shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended.

SECOND: The foregoing amendment was duly adopted by the Board of Directors of the Corporation in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware and by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware at an annual meeting held on June 12, 2024.

THIRD: Except as hereby amended, the Certificate shall remain unchanged and all other provisions of the Certificate shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Restated Certificate of Incorporation to be executed by its duly authorized officer this 13th day of June, 2024.

ASTRANA HEALTH, INC.

By:	/s/ Brandon K. Sim
Name:	Brandon K. Sim
Title:	Chief Executive Officer and President